                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 5)*


                             IBERIABANK Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   450828108
                                 (CUSIP Number)

                                       N/A
            -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                                              Page 2 of 5 Pages

========= ======================================================================

1 NAMES OF REPORTING PERSONS: IBERIABANK Corporation Employee Stock Ownership Plan Trust


          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   72-1291557
========= ======================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)  |_|

                                                             (b)  |X|
========= ======================================================================
3         SEC USE ONLY

========= ======================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Louisiana
========= ======================================================================

    NUMBER OF SHARES       5   SOLE VOTING POWER                152,118
                                                                -------
                           ========= ===========================================


  BENEFICIALLY OWNED BY    6   SHARED VOTING POWER              355,789
                                                                -------
                           ========= ===========================================

     EACH REPORTING        7   SOLE DISPOSITIVE POWER           152,118
                                                                -------
                           ========= ===========================================

         PERSON            8   SHARED DISPOSITIVE POWER         355,789
          WITH                                                  -------

========= ======================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   507,907
========= ======================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           |_|
========= ======================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   8.5%
========= ======================================================================
12        TYPE OF REPORTING PERSON*

                   EP
========= ======================================================================



                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 5 Pages



Item 1(a).        Name of Issuer:
         IBERIABANK Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:
         1101 E. Admiral Doyle Drive
         New Iberia, Louisiana 70560

Item 2(a).        Name of Person(s) Filing:
         IBERIABANK Corporation Employee Stock Ownership Plan Trust ("ESOP").

Item 2(b).        Address of Principal Business Office:
         Same as Item 1(b).

Item 2(c).        Citizenship:
         Louisiana

Item 2(d).        Title of Class of Securities:
         Common Stock, par value $1.00 per share

Item 2(e).        CUSIP Number:
         450828108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (f)      |X|      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);


         Items  (a),  (b),  (c),  (d),  (e),  (g),  (h),  (i),  and  (j) are not
applicable. This Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), filing under the Item 3(f) classification.

Item 4.           Ownership.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page.

         (b) Percent of Class: See Row 11 of the second part of the cover page.

         (c)      See Rows 5, 6, 7, and 8 of the second part of the cover page.

                                                             Page 4 of 5 Pages

Item 5.  Ownership of Five Percent or Less of A Class.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         Harry V. Barton, Jr., William H. Fenstermaker and E. Stewart Shea III are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the ESOP which holds 152,118 shares of common stock which have not been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. In addition, a total of 355,789 shares held in the Trust have been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to such participating employees' direction and, as a result of such shared voting power, are included in the shares beneficially owned by the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not Applicable.

Item 10. Certification.
         By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 5 of 5 Pages

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IBERIABANK CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN TRUST



By Its Trustees:



         /s/ Harry V. Barton, Jr.                             February 13, 2002
         -----------------------------------                  -----------------
         Harry V. Barton, Jr., as Trustee                     Date



         /s/ William H. Fenstermaker                          February 13, 2002
         --------------------------------------------         -----------------
         William H. Fenstermaker, as Trustee                  Date



         /s/ E. Stewart Shea III                              February 13, 2002
         -----------------------------------                  -----------------
         E. Stewart Shea III, as Trustee                      Date